Contact

www.linkedin.com/in/
reubenbrunson (LinkedIn)
www.gorocketfuel.com (Other)
www.sitesavor.com (Other)
www.facebook.com/gorocketfuel
(Other)

Top Skills

Team Leadership

Business Strategy

Web Design

Reuben Brunson

Digital Experience Advisor, Founder of Shiny Robot Games, Proven
PCI Advisor
Memphis, Tennessee, United States

Summary

Hi, I'm Reuben, a Futurist. Creator. Founder. Husband. Dad. Geek.

I'm the founder of Shiny Robot Games, and creator of tabletop
games like Rumors and Legends and Litter Box (coming soon). I
established Shiny Robot Games with a joyful mission: to create shiny
game experiences that bring your family and friends together at the
table.

I'm a Senior Business Development Strategist at Lokion, a full-
service interactive firm with a passion for building websites, software,
and apps that real people love to use.

I am co-founder and CEO emeritus of RocketFuel, a Memphis-based
web design, development, and marketing agency. In 2019, we were
successfully acquired by Speak Creative.

I serve as an advisor for several startups, including Proven PCI, and
am a startup mentor at Epicenter Memphis.

Last, but not least, I love ideas, so let's share some together....

_____

Experience

BVO

Chief Executive Officer, World Builder
January 2024 - Present (6 months)
Memphis, Tennessee, United States

Providing strategy and leadership to build the next generation of immersive
experiences.

BVO creates immersive entertainment experiences combining an adventure-
play labyrinth, fantastical stories, interactive games, community spaces,
special events, food and beverage, and more.

In its simplest form it's a playground where you can run, jump, climb, crawl, and teleport to alternate universes. It's a choose your own adventure full of discovery and wonder. Think Doctor Who meets Indiana Jones in a Willy Wonka world of Magic, Science, and the Multiverse.

MEMPHIS MUSEUMS INC
Digital Experience Advisor
January 2024 - Present (6 months)
Memphis, Tennessee, United States

Nashville Entrepreneur Center
Strategic Advisor
November 2023 - Present (8 months)
Nashville, Tennessee, United States

Shiny Robot Games
Founder
June 2021 - Present (3 years 1 month)
Memphis, Tennessee, United States

Shiny Robot Games is a tabletop game design and publishing company. We love creating games that bring friends and family together at the table.

Proven PCI, Inc.
Advisor
February 2023 - Present (1 year 5 months)
Memphis, Tennessee, United States

RocketFuel
17 years

Founder
July 2007 - Present (17 years)

CEO
July 2007 - August 2019 (12 years 2 months)

I created a reputable and profitable digital design and marketing agency from the ground up. I served as the company's executive and visionary leader for 19 years. I increased revenue through sales and marketing activities, growing sales to repeated seven figure annual revenue. I lead a team of up to 20 employees, with a focus on the company vision. I assisted in developing a customer base of over 300 clients, including Fortune 500 companies.

Lokion
Senior Business Development Leader
November 2022 - December 2023 (1 year 2 months)
Memphis, Tennessee, United States

Lokion is a full-service interactive firm with a passion for building websites, software, and apps that real people love to use.

Epicenter Memphis
Strategic Advisor and Facilitator
February 2021 - December 2023 (2 years 11 months)
Memphis, Tennessee, United States

I was responsible for the co-creation and development of the Innovation Lab curriculum, a program geared to those new to entrepreneurship. I nurtured the growth and success of startups and new entrepreneurs as a program facilitator. I also counseled Innovation Lab participants individually on entrepreneurship and lean startup principles.

Speak Creative
Senior Business Development Strategist and RocketFuel CEO Emeritus
September 2019 - December 2021 (2 years 4 months)
Memphis, Tennessee, United States

Following the acquisition of RocketFuel, I served in the transition of its client base to Speak Creative, including web management migration. I identified, developed and expanded business opportunities through the existing RocketFuel client base. I generated new business opportunities through existing networks and incoming leads.

Rocket Science Design
President
January 2001 - January 2014 (13 years 1 month)

Rocket Science is a high-octane, jet powered design and communication company. Our mission? Serving Mankind with the best creative marketing and advertising services on this planet... and beyond!

Disciple Design
Senior Web Designer
September 1996 - December 2000 (4 years 4 months)

I was in charge of creating the company's web and interactive media department in the pioneer days of the internet. I was responsible for design, development, and management of client websites, as well as the design and layout of print, traditional media, and brand identity.

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Education

The University of Memphis
Bachelor of Fine Arts - BFA, Graphic Design · (September 1993 - May 1997)